NAME OF REGISTRANT: Under Armour, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Green Century Equity Fund does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 4 on Under Armour Inc.’s 2025 Proxy Statement:

Resolution Regarding Climate Transition Planning

Under Armour, Inc. Symbol: (UAA)

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc., is the investment advisor to the Green Century Equity Fund and seeks your support for the climate-related proposal filed at Under Armour, Inc. (hereby referred to as “Under Armour” or the “Company”) in the 2025 proxy statement asking the Company to issue a report, summarizing if and how it intends to mitigate climate risk by achieving meaningful greenhouse gas (GHG) reductions, including setting emissions reduction targets, outlining emissions reduction pathways and detailing necessary resource commitments.

Resolved: Shareholders request Under Armour issue a report, above and beyond existing disclosures, summarizing if and how it intends to achieve the company’s existing science-based emissions reduction targets, such as describing credible pathways and needed resource commitments. The plan should be published at reasonable expense, excluding confidential information.

Supporting Statement: In developing and implementing the report, we recommend considering, at management’s discretion:

•	Providing forward-looking, near-term, and quantitative strategies, metrics, and milestones for achieving the Company's GHG emissions reduction targets;
•	Considering guidance by advisory groups such as the Transition Plan Taskforce and Task Force for Climate-Related Financial Disclosures; and
•	Publishing updates on an annual basis to detail any progress or setbacks.

RATIONALE FOR A “YES” VOTE

1.	Competitive Risk – Under Armour lags industry peers in disclosing climate mitigation actions and, given its recent retraction of its science-based targets, setting GHG reduction goals. As customers seek more sustainable footwear and apparel companies, Under Armour may face competitive risk.
2.	Reputational Risk – In the absence of an emissions reduction strategy, Under Armour is misaligned with its brand’s emphasis on sustainability. This may expose the Company to reputational damage.
3.	Supply Chain Risk – Climate change threatens Under Armour's manufacturing and distribution processes. Failing to prepare for and mitigate climate-related risks may exacerbate supply chain risks.

4.	Failure to Meet Investor Expectations – Climate disclosures and GHG emissions reduction targets assist investors in evaluating risk, and comprehensive plans to address climate risk are increasingly standard practice in the footwear and apparel industry.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.

BACKGROUND

Climate change threatens businesses, investors, and the global economy. In 2024, Earth’s average temperature exceeded 1.5 °C above pre-industrial levels for the first time.1 Each 1°C temperature rise will decrease global GDP by 12%, and the chance of at least one of the next five years exceeding 1.5°C of warming has risen steadily since 2015, from nearly 0% to 80% in 2024.2 Historic emissions have already guaranteed a loss of 19% of income per capita around the globe and, by 2049, climate change may cost $38 trillion a year.3 Immediate, rapid emissions reductions are necessary to prevent further economic losses.

Emissions from the footwear and apparel industry are expected to increase by about 30% by 2030 without substantive action and, by 2050, may account for over one quarter of the world’s carbon budget necessary to limit warming to 2°C.4

In response to the threat climate change poses to business, 656 footwear and apparel companies have set or committed to setting verified GHG reduction targets.5 Under Armour was one of these companies. In 2021, the Company announced science-based targets to reduce emissions across its supply chain by 2030 and achieve net zero GHG emissions by 2050.6 Yet, the Company rescinded its targets in May 2025 despite its competitors continuing to progress, and it has failed to detail how it plans to address climate-related risks going forward.7

Under Armour’s reversal heightens the climate-related risk facing the footwear and apparel industry. 67% of cotton exports and 52% of apparel exports are sourced from regions highly affected by climate change.8 Extreme climate events also threaten to disrupt USD $122B of economic activity at ports critical to shipping goods to their final destinations.9 As a footwear and apparel retailer with a global supply chain, Under Armour’s profitability may be jeopardized by climate change affecting product availability, cost, and transport.

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1 https://www.nature.com/articles/d41586-025-00010-9

2 https://www.weforum.org/agenda/2024/06/nature-climate-news-global-warming-hurricanes/; https://wmo.int/news/media-centre/global-temperature-likely-exceed-15degc-above-pre-industrial-level-temporarily-next-5-years

3 https://epic.uchicago.edu/news/climate-change-may-cost-38-trillion-a-year-by-2049-study-says/#

4 https://www.mckinsey.com/industries/retail/our-insights/sustainable-style-how-fashion-can-afford-and-accelerate-decarbonization; https://emf.thirdlight.com/file/24/uiwtaHvud8YIG_uiSTauTlJH74/A%20New%20Textiles%20Economy%3A%20Redesigning%20fashion%E2%80%99s%20future.pdf, 21

5 https://sciencebasedtargets.org/target-dashboard

6 https://about.underarmour.com/en-us/stories/2021/04/under-armour-announces-commitments-to-tackle-climate-change.html

7 http://investor.underarmour.com/news-releases/news-release-details/under-armour-updates-emissions-reduction-strategy

8 https://www.businessoffashion.com/articles/sustainability/the-state-of-fashion-2024-report-climate-crisis-supply-chain-sustainability-environment/

9 https://www.businessoffashion.com/articles/sustainability/the-state-of-fashion-2024-report-climate-crisis-supply-chain-sustainability-environment/

Without more detailed climate mitigation disclosures and emissions reduction targets, investors are uncertain about the extent to which Under Armour is exposed to climate risk and how it intends to mitigate those risks going forward. Prior to Under Armour removing its targets, the company’s disclosures also lacked details on how and if it will align its business operations with achieving its climate goals and successfully reducing climate risk. Rather than increase transparency on progress, Under Armour retracted its commitment. Without a goal and credible plan to address its climate impact, Under Armour exposes itself to competitive, reputational and supply-chain risk and fails to safeguard shareholder value.

I.	COMPETITIVE RISK

Under Armour trails its peers in disclosing credible plans to mitigate climate risk across its business, exposing the Company to competitive risk and loss of market access as its customers opt for more sustainable competitors.

Consumers often prefer products and businesses that are sustainable.

•	A 2024 PwC survey reports that 80% of consumers will pay more for sustainably produced or sourced goods, with some consumers willing to pay a 9.7% premium for lower carbon goods despite concerns about inflation.[10]
•	Nine out of ten members of Generation Z believe that companies have a responsibility to address environmental and social issues.[11]
•	When Generation Z and Millennial customers rate a brand highly on transparency, including clarity of information on environmental impact, they are 30% more likely than older generations to spend more money with it and 20% more likely to choose it over its competitors.[12]

Under Armour’s lack of an emissions reduction strategy and targets is a public step backward from the credible sustainability commitments its customers seek. Under Armour acknowledges the risk of not meeting customer preferences in its 10-K, noting that “consumers are increasingly focused on the environmental and social practices of brands, including the sustainability of the products sold.”13

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10 https://www.pwc.com/gx/en/news-room/press-releases/2024/pwc-2024-voice-of-consumer-survey.html

11 https://www.mckinsey.com/featured-insights/mckinsey-explainers/what-is-gen-z

12 https://hbr.org/2023/09/research-consumers-sustainability-demands-are-rising

13 https://underarmourinc.gcs-web.com/static-files/bb669942-1750-4172-8549-e2b9348492fd, 14

Competitors with science-based GHG reduction goals and plans to achieve them outperform Under Armour in disclosing a credible commitment to address climate change.

•	Competitors Nike,[14] Adidas,[15] Lululemon[16] and VF Corporation[17] have set Science Based Targets initiative (SBTi)-validated full value chain GHG emissions reduction targets and outlined how they will align their operations and engage their supply chain to achieve targets.[18]
•	Competitors Puma,[19] New Balance,[20] and Asics,[21] all of which had comparable revenues to Under Armour in 2024, have set SBTi-validated full value chain emissions reduction targets and disclosed or plan to disclose a climate transition plan.[22]

By publishing an updated, more detailed emissions reduction strategy, Under Armour would demonstrate it is taking action to meet customer expectations for climate mitigation set by peer companies. Science-based targets would also equip Under Armour to better identify its exposure to climate risk and create a plan to reduce that risk in line with its peers.

II.	REPUTATIONAL RISK

As a consumer-facing company, Under Armour is highly dependent on goodwill towards its brand. Under Armour has a strong corporate identity that professes the core value of acting sustainably. The Company’s impact report claims that “the vitality of every game depends on the health of the world around us” and “sport is inextricable from the environments where we live.”23 Under Armour's failure to disclose a climate strategy that aligns with this corporate identity heightens the reputational risk of loss of brand value and goodwill.

Companies’ value is impacted by brand value and goodwill

•	Harvard Business Review notes brand equity, intellectual capital, and goodwill accounts for 70-80% of market value, and the World Economic Forum found that over 25% of market value is directly attributable to reputation.[24]
•	An analysis of UK companies in the financial sector reported that value lost from ESG-related reputational damage was disproportionately larger than the magnitude of fines, generating cumulative losses of 5.43% in share prices.[25] Consumer facing brands may be even more vulnerable to similar reputational damage.

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14 https://about.nike.com/en/impact

15 https://report.adidas-group.com/2023/en/group-management-report-our-company/sustainability/environmental-impacts.html

16 https://corporate.lululemon.com/~/media/Files/L/Lululemon/our-impact/reporting-and-disclosure/2023-lululemon-impact-report.pdf

17 https://d1io3yog0oux5.cloudfront.net/_c35dd4accc943fe4c907ecbc2788e4e0/vfc/files/pages/responsibility/FY2024_Environmental_Social_Responsibility_Report.pdf

18 https://sciencebasedtargets.org/target-dashboard

19 https://about.puma.com/sites/default/files/documents/pdf/puma-charter-transition-plans-11-08-23.pdf

20 https://www.newbalance.com/on/demandware.static/-/Library-Sites-NBUS-NBCA/default/dw87610e36/pdf/New_Balance_Sustainability_and_Impact_Report_2023.pdf

21 https://assets.asics.com/system/libraries/2963/ASICS%20sustainability%20report%202023.pdf

22 https://sciencebasedtargets.org/target-dashboard

23 https://about.underarmour.com/en-us/Purpose/Sustainability/2023-sustainability-and-impact-report.html, 18

24 https://hbr.org/2007/02/reputation-and-its-risks; https://kpmg.com/be/en/home/insights/2024/01/rr-managing-reputational-risk-in-m-a-transactions.html

25 https://www.grantthornton.co.uk/insights/esg-how-a-bad-rep-can-seriously-hurt-a-firms-value/

Under Armour’s 10-K acknowledges that climate change and an increased stakeholder focus on sustainability may have an adverse effect on its brand and harm its reputation.26

Nevertheless, Under Armour retracted its climate targets and has not disclosed an updated climate mitigation strategy since September 2023.27 This backtracking on its climate commitments and reporting is misaligned with the Company’s customer base and image.

This misalignment may expose Under Armour to reputational risk. In 2024, Lululemon faced customer complaints under Florida consumer protection laws and from Canada’s Competition Bureau for using pictures of nature and its “Be Planet” campaign that mislead customers about the extent to which the company is sustainable.28 Lululemon is now developing a public Climate Plan.29 Similar consumer claims have been brought against On,30 H&M,31 and Allbirds.32 Sustainable marketing practices from Under Armour without a sufficient climate plan to support them may be construed as similarly misleading, and customers may retreat from its brand and products as a result.

Climate emissions reduction targets signal a company’s intent to reduce emissions and spur action across its supply chain to achieve these goals. By aligning climate disclosures with leading frameworks, including The Transition Plan Taskforce (TPT) and the Taskforce for Climate-related Financial Disclosures (TCFD), Under Armour may be better aligned with its environmental image and mitigate reputational risk.

III.	SUPPLY CHAIN RISK

As a global manufacturer, Under Armour faces climate-related supply chain risk from more intense natural disasters and higher average temperatures disrupting its manufacturing and logistics systems. In its 10-K, Under Armour notes that the physical impacts of climate change may increase volatility in its supply chain, affecting the availability, quality and cost of raw materials and disrupting the production and distribution of products.33

63% of Under Armour’s apparel and accessories products were manufactured in Jordan, Vietnam, Cambodia and Indonesia in fiscal year 2024.34 Nine manufacturers operating primarily in Vietnam, Indonesia and China manufactured nearly all Under Armour's footwear products.35

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26 https://underarmourinc.gcs-web.com/static-files/bb669942-1750-4172-8549-e2b9348492fd, 17

27 https://about.underarmour.com/en-us/stories/2023/09/under-armour-publishes-fy2023-sustainability---impact-report-.html

28 https://climatecasechart.com/case/gyani-v-lululemon-athletica-inc/; https://energyadvicehub.org/lessons-from-lululemon-its-all-about-scope-3/

29 https://corporate.lululemon.com/~/media/Files/L/Lululemon/our-impact/reporting-and-disclosure/2023-lululemon-impact-report.pdf, 37

30 https://ww.fashionnetwork.com/news/Swiss-consumer-association-files-greenwashing-complaint-against-on,1701516.html

31 https://www.thesustainablefashionforum.com/pages/hm-is-being-sued-for-misleading-sustainability-marketing-what-does-this-mean-for-the-future-of-greenwashing

32 https://truthinadvertising.org/wp-content/uploads/2022/04/Dwyer-v-Allbirds-amended-complaint.pdf

33 https://underarmourinc.gcs-web.com/static-files/bb669942-1750-4172-8549-e2b9348492fd, 17

34 https://underarmourinc.gcs-web.com/static-files/bb669942-1750-4172-8549-e2b9348492fd, 6

35 https://underarmourinc.gcs-web.com/static-files/bb669942-1750-4172-8549-e2b9348492fd, 6

In 2023, the World Meteorological Association found that Asia remains the region most impacted by weather, climate, and water-related hazards.36 Chinese cities where Under Armour has reported having a high concentration of suppliers, including Guang Xi and Dongguan,37 have continually experienced severe flooding that impacts factories and workers.38 A McKinsey projection found that extreme heatwaves and humidity have already reduced the average work hours by 4% in China, corresponding to a 1.5% decrease in GDP.39 Work hour loss is expected to increase to 6.5% in 2030, further impacting exports and GDP.40

Under Armour’s key suppliers in Vietnamese cities are highly susceptible to work disruptions from heat and flooding as well. 55% of all Vietnamese apparel and footwear manufacturing sites are exposed to rising sea levels and flooding by 2030.41

In the absence of a climate plan and targets to prepare for and reduce climate-related disruptions, climate change is likely to impact Under Armour’s profitability by raising costs, limiting product availability, and impeding transport and production.

Under Armour’s peers with climate targets and plans are better positioned to drive the industry-wide collaboration required to effectively mitigate climate risk

•	Nike, Adidas, Puma, VF Corporation, and lululemon are all members of the United Nations Fashion Industry Charter for Climate Action, which requires members to set emissions reduction targets and focuses on advancing collective action to achieve them.[42]
•	Nike collaborates with the Better Cotton Initiative, Textile Exchange, Clean Energy Investment Accelerator and Leather Working Group. It also founded the Clean Energy Procurement Academy, a new cross-industry collaboration that equips companies to leverage clean energy opportunities in Asia.[43]
•	Adidas works with Fashion for Good, which unites the fashion ecosystem to advance innovative climate solutions, leading the ‘Sorting for Circularity’ project in the US.[44]
•	Puma is a founding member of the Fashion Pact and a collaborator with the UN Global Compact, global initiatives of companies in the fashion and textile industry.[45]
•	New Balance partners with the Climate Action Training Program, a collaboration between the German Agency for International Collaboration and fashion brands to help suppliers establish emissions reduction goals.[46] In 2023, it joined the Zero Emissions Maritime Buyers Alliance to signal demand for low-carbon shipping services.[47]

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36 https://wmo.int/publication-series/state-of-climate-asia-2023

37 https://underarmourinc.gcs-web.com/static-files/6944bf6f-ecf7-4a09-8769-13bce0bedaf8

38 https://www.theguardian.com/world/2024/apr/21/millions-risk-floods-china-guangdong-province-heavy-rain; https://www.reuters.com/business/environment/china-warns-extensive-flooding-after-heavy-rains-2025-06-20/; https://www.nytimes.com/interactive/2017/04/07/world/asia/climate-change-china.html

39 https://interactive.carbonbrief.org/the-carbon-brief-profile-china/index.html#impacts-and-adaptation

40 https://interactive.carbonbrief.org/the-carbon-brief-profile-china/index.html#impacts-and-adaptation

41 https://www.fashionrevolution.org/cop26-and-fashion-what-happens-next/#:~:text=%E2%80%9CIt's%20overwhelmingly%20apparent%20that%20sea,Fashion%20Industry%20Could%20Drown%20Itself'.

42 https://unfccc.int/climate-action/sectoral-engagement-for-climate-action/fashion-charter#The-Charter; https://unfccc.int/climate-action/sectoral-engagement-for-climate-action/fashion-charter#Participants

43 https://about.nike.com/en/impact-resources/impact-partnerships-and-collaborations; https://media.about.nike.com/files/9e0cc4dd-8d70-4476-964b-dc8fef9bb636/FY23_Nike_Impact_Report.pdf?download=inline, 85

44 https://report.adidas-group.com/2023/en/group-management-report-our-company/sustainability/environmental-impacts.html

45 https://about.puma.com/sites/default/files/documents/pdf/puma-voluntary-sustainability-report-2024.pdf, 14, 113

46 https://www.newbalance.com/on/demandware.static/-/Library-Sites-NBUS-NBCA/default/dw87610e36/pdf/New_Balance_Sustainability_and_Impact_Report_2023.pdf, 38

47 https://www.newbalance.com/on/demandware.static/-/Library-Sites-NBUS-NBCA/default/dw87610e36/pdf/New_Balance_Sustainability_and_Impact_Report_2023.pdf, 39

Under Armour may better serve its business by creating a plan inclusive of targets that would allow it to address climate-related risk alongside its peers. Industry-wide action is necessary to meaningfully mitigate climate risk, and each constituent company plays its part. In failing to effectively mitigate climate-related risks, Under Armour effectively slows industry-wide momentum toward mitigating the worst economic consequences of climate change.

IV.	FAILURE TO MEET INVESTOR EXPECTATIONS

Investors increasingly expect companies to effectively mitigate climate risk by setting GHG emissions reduction targets and disclosing plans to achieve them. A climate transition plan demonstrates to capital markets and stakeholders that a company has a forward-looking plan with milestones and timelines for achieving its climate goals.48 Under Armour’s current climate policies and disclosures, including its reversal of its emissions reduction goals, raises questions about the Company’s ability to maintain a sound climate strategy.

Corporate actions to reduce climate risk, including verified target-setting, are critical to investors’ ability to reduce volatility and risk in their portfolios.

•	A Stanford University and MSCI Sustainability Institute survey of institutional asset owners and managers, the plurality of which oversee over $250 billion, found that 93% of investors believe climate issues are likely to affect the performance of investments over the next two to five years.[49]
•	A Boston Consulting Group survey reported that companies with validated emissions reduction targets across their value chains are 1.9 times more likely to experience significant decarbonization benefits, and those with climate transition plans 2.9 times more likely.[50]
•	650 investors representing USD $33 trillion in assets under management signed the 2024 Global Investor Statement calling for governments to mandate the disclosure of science-based climate transition plans.[51]

In its most recent sustainability report, Under Armour’s disclosures fell short of outlining key near-term actions the Company is taking to meet its goals across its supply chain, where 98% of its emissions arise.52 Although the Company disclosed progress toward its GHG reduction and renewable energy goals, Under Armour is out of step with best practices set by the TPT and TCFD. These organizations recommend companies not only publish metrics to monitor and track progress, but also current and planned initiatives to reduce material sources of GHG emissions and their related risks.53

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48 https://www.epa.gov/climateleadership/climate-transition-planning; https://www.ceres.org/resources/reports/blueprint-for-implementing-a-leading-climate-transition-action-plan

49 https://www.msci-institute.com/themes/climate/climate-change-dominates-investors-outlook-stanford-msci-sustainability-institute-survey-finds/

50 https://www.esgtoday.com/companies-already-seeing-major-impact-financial-benefits-from-use-of-ai-in-decarbonization-efforts-bcg-survey/

51 https://www.unepfi.org/wordpress/wp-content/uploads/2024/09/FINAL-2024-Global-Investor-Statement_17-Sep-2024.pdf, 3

52 https://about.underarmour.com/content/dam/ua/sustainability/FINAL_FY2023_Sustainability_Metrics_Table.pdf, 5

53 https://www.ifrs.org/content/dam/ifrs/knowledge-hub/resources/tpt/disclosure-framework-oct-2023.pdf, 21; https://www.fsb-tcfd.org/recommendations/#core-recommendations

The portion of Under Armour's reporting dedicated to its “Home Field” sustainability goals does not provide the necessary information for investors to understand if the Company is meaningfully reducing climate-related risks. Under Armour provides details on solar initiatives and its 2021 Higg Brand & Retail Module Social Module Score.54 Neither of these disclosures clarify how specific climate policies contribute to Under Armour's current or projected emissions reduction progress or how it plans to reduce the 98% of emissions arising in its supply chain.

Without GHG targets to report progress and a climate transition plan, investors are unable to assess if and how Under Armour is aligning its business with effective strategies to reduce climate risk. Under Armour may therefore adopt business plans that amplify its climate risk while overlooking climate-related opportunities.

V.	RESPONSE TO UNDER ARMOUR BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Under Armour’s statement in opposition to this proposal claims the Company is focused on continuing to improve its GHG emissions data collection and analysis. This increased emissions accuracy is helpful to investors, but insufficient. The proposal requests plans that address risk mitigation rather than merely GHG emissions disclosures. Target setting and creating plans to begin reducing emissions naturally follow disclosures, even if those disclosures are continually updated.

Under Armour also cites the launch of its Under Armour x UNLESS regenerative sportswear collection. While this initiative moves Under Armour’s commitment to protecting the environment forward, investors cannot be sure of the extent to which it is contributing to Under Armour mitigating climate risk or safeguarding the environment. Without the disclosure of a larger plan that includes targets, other key projects, and specific metrics that report on projects’ contribution to climate progress, the impact of one initiative appears inadequate. Moreover, if this initiative fails to meet customer standards for credible sustainability commitments, Under Armour increases its risk of reputational damage.

VI.	CONCLUSION

To meet investor expectations and address competitive, reputational, and supply chain risks, Under Armour should disclose a climate transition plan inclusive of targets for measurably reducing its GHG emissions as a key step in creating the plan.

Shareholders are urged to vote FOR the proposal asking Under Armour to issue a report summarizing if and how it intends to mitigate climate risk by achieving meaningful greenhouse gas reductions

For questions regarding this proposal, please contact Giovanna Eichner, Green Century Capital Management, geichner@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.

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54 https://about.underarmour.com/content/dam/ua/sustainability/FINAL_FY2023_SIR_09.08.23.pdf, 19-20